UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                                                  SEC File Number 001-13718
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                                                      Cusip Number N/A
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                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K |X| Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

   For Period Ended: September 30, 2004
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   [ ]  Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
   [ ]  Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
   [ ]  Transition Report on Form 11-K

   For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant     MDC Partners Inc.
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Former Name if Applicable   MDC Communications Corp., MDC Corporation
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 45 Hazelton Avenue
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Address of Principal Executive Office (Street and Number)

 Toronto, Ontario, Canada M5R 2E3
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City, State and Zip code


PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a)   The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable
                   effort or expense;
       |X|   (b)   The subject annual report, semi-annual report,
                   transition report on From 10-K, 20-F, 11-K, Form N-SAR or
                   Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                   and
             (c)   The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

On November 4, 2004 MDC Partners Inc. (the "Company") issued a press release announcing its financial results for the three and nine months ended September 30, 2004. The Company filed a current report on Form 8-K with the SEC on November 8, 2004 which included, at Items 2.02 and 9.01, disclosure and exhibits relating to the November 4, 2004 earnings release. Subsequent to the filing of the Form 8-K, the Company determined, through discussions with its outside auditor, that it was necessary to evaluate: (i) the accounting treatment of a modification of previously issued non-cash stock-based compensation to a former employee, (ii) the accounting for the valuation of stock options exchanged in connection with the acquisition of a business and
(iii) whether the Company's revenue recognition in connection with the manufacture and sale of certain products in the Company's secured products operations should be accounted for as a single step or a multiple step process. The Company was not able to complete its evaluation of these issues in advance of November 9, 2004, the deadline for filing the Form 10-Q relating to the fiscal quarter ended September 30, 2004. Immediately following the completion of its evaluation, the Company will file with the SEC a quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004. The Company believes that, if the items discussed above require any adjustment to be made to the Company's previously issued financial statements, any such adjustment will be minor.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Name:    Walter Campbell, Chief Financial Officer
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         Telephone Number:   (416) 960-9000
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  |X| Yes [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [ ] Yes |X| No

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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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MDC Partners Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


November 10, 2004                            By:  /s/ Walter Campbell
                                                 -------------------------
                                                 Walter Campbell
                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).